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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934
                         (Amendment No.           3        )*
                                     -------------------


                            Northwest Airlines Corporation
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                                   (Name of Issuer)


                   Class A Common Stock, $0.01 par value per share
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                            (Title of Class of Securities)


                                      667280101
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                                    (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 7 pages
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  CUSIP NO.  6672801                  13G            PAGE   2   OF   7   PAGES
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     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Frederic V. Malek
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /

                                                                 (b) /X/
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     3    SEC USE ONLY


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     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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 NUMBER OF          5    SOLE VOTING POWER

  SHARES                 284,027 shares of Class A Common Stock
                  --------------------------------------------------------------
BENEFICIALLY        6    SHARED VOTING POWER

 OWNED BY                465,160 shares of Class A Common Stock
                  --------------------------------------------------------------
   EACH             7    SOLE DISPOSITIVE POWER

REPORTING                284,027 shares of Class A Common Stock
                  --------------------------------------------------------------
  PERSON            8    SHARED DISPOSITIVE POWER

   WITH                  465,160 shares of Class A Common Stock
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     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          749,187 shares of Class A Common Stock
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     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.78%
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     12   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                         *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                               Page 3 of 7 pages


Item 1.

     (a)  NAME OF ISSUER.

     The issuer is Northwest Airlines Corporation (the "Issuer").

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

     The Issuer's principal executive offices are located at 2700 Lone Oak Parkway, Eagan, Minnesota 55121.

Item 2.

     (a)  NAME OF PERSON FILING.

     This statement is being filed by Frederic V. Malek.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

     Mr. Malek's principal business office is:

          1455 Pennsylvania Avenue, NW
          Washington, D.C. 20004

     (c)  CITIZENSHIP.

     Mr. Malek is a citizen of the United States of America and resides in Virginia.

     (d)  TITLE OF CLASS OF SECURITIES.

     This statement relates to shares of Class A Common Stock, par value $0.01 per share (the "Common Stock") of the Issuer.

     (e)  CUSIP NUMBER.

     The CUSIP number for the Common Stock is 6672801 01.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

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                                                               Page 4 of 7 pages


Item 4.   OWNERSHIP.

     (a)  AMOUNT BENEFICIALLY OWNED.

     As of December 31, 1997, Mr. Malek beneficially owned 749,187 shares of Common Stock of the Issuer, which includes 97,751 shares of Common Stock of the Issuer issuable upon exercise of a stock option. As of such date, Mr. Malek and certain trusts established for the benefit of Mr. Malek's family and of which he is trustee had agreed to transfer to the Issuer 17,684 shares of Common Stock of the Issuer in satisfaction of the obligation owing to the Issuer in respect of (i) the cancellation by Koninklijke Luchtvaart Maatschappij N.V. ("KLM") of KLM's option to purchase shares of Issuer Common Stock from Mr. Malek and such trusts pursuant to the Stockholders' Agreement (as defined below) and (ii) the obligations undertaken by the Issuer in connection with such cancellation. The transfer of the 17,684 shares of Common Stock occurred in 1998. All share amounts and percentages disclosed in this Schedule do not take into account the 1998 transfer.

     Mr. Malek is a party to a Second Amended and Restated Investor Stockholders' Agreement dated as of December 23, 1993, as amended (the "Stockholders' Agreement"), with the other investor stockholders named therein (the "Investor Stockholders") and the Issuer. See Exhibits A through G attached hereto. All of the shares of Common Stock of the Issuer beneficially owned by Mr. Malek are subject to the Stockholders' Agreement.
As a result of being a party to the Stockholders' Agreement, Mr. Malek may be deemed a member of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder. Mr. Malek hereby disclaims his possible status as a member of a group for purposes of
Section 13(d) and disclaims beneficial ownership of the shares of Common
Stock of the Issuer owned by the other Investor Stockholders.

     Pursuant to the Stockholders' Agreement, Mr. Malek has agreed, along with the other Investor Stockholders holding together with Mr. Malek in excess of 26.8% of the outstanding voting stock of the Issuer (on a fully diluted basis), to vote his shares of Common Stock of the Issuer for the election of certain directors (including Mr. Malek) to the Issuer's Board of Directors.

     (b)  PERCENT OF CLASS.

     Mr. Malek's holdings of Common Stock of the Issuer as of December 31, 1997 constitute approximately (i) 0.78% of the outstanding Common Stock of the Issuer and (ii) 0.71% of the outstanding voting stock of the Issuer on a fully diluted basis.

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                                                               Page 5 of 7 pages


     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

     As of December 31, 1997, Mr. Malek had the sole power to vote 284,027 shares of Common Stock of the Issuer, subject to the terms of the Stockholders' Agreement.

          (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

     As of December 31, 1997, Mr. Malek shared the power to vote 465,160 shares of Common Stock of the Issuer held of record by certain trusts established for the benefit of Mr. Malek's family, for which the trustees, including Mr. Malek, have the power to vote, subject and pursuant to the terms of the Stockholders' Agreement.

          (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

     As of December 31, 1997, Mr. Malek had the sole power to dispose or to direct the disposition of 284,027 shares of Common Stock of the Issuer.

          (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

     As of December 31, 1997, Mr. Malek shared the power to dispose or to direct the disposition of 465,160 shares of Common Stock of the Issuer held of record by certain trusts established for the benefit of his family.

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

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                                                               Page 6 of 7 pages


Item 9.   NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.  CERTIFICATION.

Not applicable.


EXHIBITS

The following Exhibits are filed as part of this statement.

Exhibit A   Second Amended and Restated Investor Stockholders' Agreement dated as of December 23, 1993*

Exhibit B   Amendment dated as of October 23, 1995 to the Second Amended and
            Restated Investor Stockholders' Agreement*

Exhibit C   Supplement dated as of December 23, 1993 to the Second Amended and
            Restated Investor Stockholders' Agreement (filed as Exhibit 4.11 to
            Northwest Airlines Corporation's Annual Report on Form 10-K for the year ended December 31, 1994 (the "10-K") and incorporated herein by reference)

Exhibit D   Amendment dated as of December 14, 1994 to the Second Amended and
            Restated Stockholders' Agreement (filed as Exhibit 4.13 to the 10-K and incorporated herein by reference)

Exhibit E   Amendment dated as of January 6, 1995 to the Second Amended and
            Restated Stockholders' Agreement (filed as Exhibit 4.14 to the 10-K and incorporated herein by reference)

Exhibit F   Amendment dated as of January 25, 1995 to the Second Amended and
            Restated Stockholders' Agreement (filed as Exhibit 4.15 to the 10-K and incorporated herein by reference)

Exhibit G   Amendment to Second Amended and Restated Investor Stockholders'
            Agreement (filed as Exhibit 10.7 to Northwest Airlines
            Corporation's Form 10-Q for the quarter ended September 30, 1997 and incorporated herein by reference).


*Previously filed


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                                                               Page 7 of 7 pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 1998


                                         /s/ Frederic V. Malek
                                        ----------------------------------------
                                        Frederic V. Malek